

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 3, 2016

William Pate
President & Chief Executive Officer
Par Pacific Holdings, Inc.
One Memorial City Plaza
800 Gessner Road, Suite 875
Houston, TX 77024

Re: Par Pacific Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed July 22, 2016
File No. 333-212107
Form 10-K for Fiscal Year ended December 31, 2015
Filed March 3, 2016
File No. 1-36550

Dear Mr. Pate:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. We have also reviewed your Form 10-K and have comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Please respond to the comments on your Form 10-K within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our references to our prior comments are to comments in our letter of July 15, 2016.

Registration Statement on Form S-3

Prospectus Cover Page

1.   We note your response to prior comment 2. However, information regarding the volume of securities offered is not information that you may omit pursuant to Rule 430A. As

such, please revise your filing to disclose the number of common shares that holders of subscription rights will be entitled to purchase per subscription right. See Regulation S-K Item 501(b)(2) and Securities Act Rules Compliance and Disclosure Interpretations 227.02 for guidance.

United States Federal Income Tax Considerations, page 69

2.   We note the statements that U.S. holders of your common stock "will not" recognize taxable income in connection with the receipt of the subscription rights and that you "intend to take the position that the receipt of subscription rights in the rights offering by holders of our common stock should not be a taxable event" on page 71. It appears that you have included representations as to the tax consequences to investors in this section. Please revise and provide analysis to explain why the tax consequences of the transaction are not material to investors. Alternatively, please provide a tax opinion. Refer to Staff Legal Bulletin No. 19.III (October 14, 2011) for guidance.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Results of Operations, page 42

3.   We have read your response to prior comments 6 through 11, including the proposed revisions to Management's Discussion and Analysis, and understand you would prefer to limit compliance to disclosures in future filings. However, given the extent of revisions that are necessary, we believe you should amend the periodic reports that have been incorporated by reference within the Form S-3, including your most recent annual report, and subsequent interim reports, to reflect these revisions and further revisions to address the following observations of your proposed disclosure.

- We understand that your "Adjusted Gross Margin" metrics have been described as non-GAAP measures because you exclude certain amounts that constitute costs of revenues, such as depreciation, depletion and amortization. If this is accurate, you should include a parenthetical notation along with all "costs of revenues" captions in your filings to identify the excluded items, as you have done for operating expenses, consistent with SAB Topic 11.B.

- The description that you provide of "Adjusted Gross Margin" as appears in footnote 3 to your tabulation of segment results of operations, and the narrative on page 7 of your draft revisions, should also be revised, consistent with the guidance in (a) above. Please be sure to identify the differences underlying your statement that this non-GAAP measure "eliminates the gross impact of volatile commodity prices and demonstrates the earnings potential of the business before other fixed and variable costs."

- We see that you have non-GAAP line items for "Adjusted Gross Margin" within a tabulation summarizing your segment GAAP results of operations, and have not provided separate reconciliations. Please reposition non-GAAP measures apart from the GAAP tabulation and include separate reconciliations that begin with the most comparable measure prepared in accordance with GAAP. You may refer to Item 10(e)(i)(B) of Regulation S-K, and our Compliance and Disclosure Interpretations 102.10, issued May 17, 2016, if you require further guidance or clarification.

- We note that you are presenting the non-GAAP measure "Adjusted Refining Contribution" in the aggregate and on a per-barrel basis, and reconcile between this measure and a computation of non-GAAP "Adjusted Gross Margin." To satisfy the disclosure requirement, begin the reconciliation with operating income of your refining segment, prepared in accordance with GAAP, and identify each adjustment that is necessary to yield your non-GAAP measure "Adjusted Refining Contribution."

- Please clarify your rationale in excluding the amounts representing "change in value of common stock warrants" and "change in value of contingent consideration" from operating income (loss).

- The narratives that you provide in footnotes 4 and 5 to your tabulation of certain per barrel figures on page 6 appear to be based on additional non-GAAP measures, including "Production costs before DD&A expense" and "Net operating margin" involving "adjusted refining profit." Please expand your disclosure to precede these metrics with the most comparable per barrel figures based on GAAP, and provide appropriate reconciliations.

- We note that you propose to include among the discussion and analysis of your consolidated results of operations disclosure on pages 12 and 14 stating that due to the "volatile impact of commodity prices on revenues and cost of revenues…it is more useful to evaluate our operating performance by reviewing Adjusted Gross Margin…." The narrative indicating your non-GAAP measures are more useful than the most directly comparable GAAP-based measures does not appear to be consistent with Item 10(e)(1)(i)(A) of Regulation S-K. Please revise to avoid this implication also to reposition your discussion and analysis of the non-GAAP segment figures to follow that of the GAAP-based segment figures under the segment heading. If you intend to address consolidated Adjusted Gross Margin, this should follow a discussion and analysis of the most comparable GAAP-based consolidated measure.

- The discussion and analysis that you provide of the non-GAAP measures "Adjusted EBITDA" and "Adjusted Net Income (Loss)" should similarly be repositioned to follow a discussion and analysis of the most directly comparable measure presented in accordance with GAAP.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

　　　　You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, me at 202-551-3642 with any other questions.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　/s/ Loan Lauren P. Nguyen

　　　　　　　　　　　　　　　　　　　　Loan Lauren P. Nguyen
　　　　　　　　　　　　　　　　　　　　Legal Branch Chief
　　　　　　　　　　　　　　　　　　　　Office of Natural Resources